Exhibit 21.1

WILLDAN GROUP, INC.

LIST OF SUBSIDIARIES(a)

	Name of Entity	Jurisdiction of Organization
1.	Willdan Engineering	California
2.	Willdan Energy Solutions	California
3.	Willdan Engineers and Constructors	California
4.	Willdan Financial Services	California
5.	Willdan Homeland Solutions	California
6.	Willdan Infrastructure	California
7	Willdan Lighting & Electric, Inc.	Delaware
8.	Willdan Lighting & Electric of California	California
9.	Willdan Lighting & Electric of Washington, Inc.	Washington
10.	Electrotech of NY Electrical Inc.	New York
11.	Public Agency Resources	California
12.	Abacus Resource Management Company	Washington
13.	Integral Analytics, Inc.	Ohio

(a)As of December 29, 2017.